

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

<u>Via E-mail</u>
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

      **Re:    Yanzhou Coal Mining Company Limited**
                  **Form 20-F for Fiscal Year Ended December 31, 2011**
                  **Filed April 27, 2012**
                  **File No. 001-14714**

Dear Mr. Wu:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/Tia L. Jenkins

                                      Tia L. Jenkins
                                      Senior Assistant Chief Accountant
                                      Office of Beverages, Apparel, and
                                        Mining